UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Capital Product Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y11082107

(CUSIP Number)

Ioannis E. Lazaridis
Capital Maritime & Trading Corp.
3 Iassonos Street
Piraeus, 18537, Greece
Tel: + 30 210 458 4950

with a copy to:

Gregory M. Shaw, Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street,
London, EC2Y 9HR, UK

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 27, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP NO.      Y11082107

1	NAMES OF REPORTING PERSONS: Capital Maritime & Trading Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: The Republic of The Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,007,847 Common Units*
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 2,007,847 Common Units*
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,007,847 Common Units*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

* Upon the closing of Capital Product Partners L.P.’s (the “Issuer”) initial public offering on April 3, 2007 (the “Offering”) of common units (“Common Units”) representing limited partner interests in the Issuer, Capital Maritime & Trading Corp. (the “Reporting Person”) beneficially owned 8,805,522 subordinated units of the Issuer. Subject to the satisfaction of certain conditions, discussed in Item 6 below, the subordinated units are convertible into Common Units on a one-for-one basis. In addition, the Reporting Person owns 100% of Capital GP L.L.C., the general partner of the Issuer (the “General Partner”). The General Partner has a 2% general partner interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. The Reporting Person is the indirect beneficial owner of the General Partner’s interest in the Issuer and its incentive distribution rights. In addition to these holdings, and as further described in Items 3 and 4, below, on March 27, 2008, the Issuer issued to the Reporting Person 2,048,823 Common Units as part of the aggregate consideration in exchange for all the issued and outstanding share capital of Baymont Enterprises Incorporated, a wholly owned subsidiary of the Reporting Person and the owner of the vessel “Amore Mio II”. In order for the General Partner to maintain its 2% general partner interest in the Issuer, the Reporting Person made a capital contribution of 40,976 Common Units to the General Partner on March 31, 2008, which the General Partner then contributed to the Issuer in exchange for 40,976 general partner units representing general partner interests in the Issuer (“General Partner Units”). The Common Units contributed by the General Partner to the Issuer have been cancelled. As a result of the transactions described above, the Reporting Person owned an aggregate of 2,007,847 Common Units as of March 31, 2008.

Item 1.	Security and Issuer

This Schedule 13D relates to Common Units, representing limited partner interests the Issuer, a limited partnership organized under the laws of the Republic of The Marshall Islands, with principal executive offices at 3 Iassonos Street, Piraeus, 18537, Greece.

Item 2.	Identity and Background

This Schedule 13D relates to the Reporting Person, a corporation existing under the laws of the Republic of The Marshall Islands, with its principal executive offices at 3 Iassonos Street, Piraeus, 18537, Greece. The Reporting Person owns 100% of the Issuer’s General Partner, a limited liability company organized under the laws of the Republic of The Marshall Islands.

The Reporting Person is principally in the business of international crude oil and refined petroleum product transportation services.

The name, principal occupation or employment and principal business address and citizenship of each director and executive officer of the Reporting Person are as set forth on Schedule A.

In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the individuals set forth on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any action as a result of which he/she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On March 27, 2008, the Issuer issued to the Reporting Person 2,048,823 Common Units as part of the aggregate consideration of US$ 95 million (consisting of US$ 48 million in cash and US$ 47 million corresponding to 2,048,823 Common Units of US$ 22.94 per unit, which is the volume weighted average price of the Common Units on the NASDAQ Global Market for the eighty six trading days beginning on October 15, 2007 and ending on February 15, 2008) for the issued and outstanding shares of Baymont Enterprises Incorporated. Baymont Enterprises Incorporated is the registered owner of the Liberian flagged product tanker Amore Mio II.

In addition to the foregoing transaction, on March 31, 2008, the Reporting Person made a capital contribution of 40,976 Common Units to the General Partner, which the General Partner contributed to the Issuer in exchange for the issuance of 40,976 General Partner Units. The Common Units contributed by the General Partner to the Issuer were cancelled.

As a result of the transactions described above, the Reporting Person owned an aggregate of 2,007,847 Common Units as of March 31, 2008.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Issuer’s securities as part of the transactions described in Item 3 above.

As of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions (except as disclosed herein and except that the

Reporting Person or its affiliates may, from time to time or at any time, subject to market conditions and other factors, acquire additional Common Units in the open market, in privately negotiated transactions, including in connection with the contemplated purchase by the Issuer from the Reporting Person of the motor tanker “Aristofanis” in the second quarter of 2008, or otherwise, or sell all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers):

•	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•
Any change in the present board of directors or management of the General Partner of the Issuer, including any plans or proposals to change the number or term of officers or to fill any existing vacancies on the management;

•	Any material change in the present capitalization or dividend policy of the Issuer;

•	Any other material change in the Issuer’s business or partnership structure;

•	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	Any action similar to any of those enumerated above.

Pursuant to the Amended and Restated Limited Liability Company Agreement of the General Partner dated March 22, 2007, the management of the General Partner is vested exclusively in its members. The Reporting Person, as the sole member of the General Partner, has the right to appoint and elect all the officers of the General Partner. Pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of the Issuer dated April 3, 2007 (the “Partnership Agreement”), the General Partner controls the appointment of three of the seven members of the Issuer’s board of directors. Therefore, through the right to manage the General Partner, the Reporting Person has the ability to influence the management, policies and control of the Issuer with the purpose of increasing the value of the Issuer, and thus of the Reporting Person’s investment.

The subordinated units owned of record by the Reporting Person are convertible into Common Units on a one-for-one basis once certain financial tests are met, or in the event the General Partner is removed without cause.

In addition, the General Partner may not be removed from its position as General Partner of the Issuer unless 66-2/3% of the outstanding Common Units and subordinated units, voting together as a single class, including units held by the General Partner and its affiliates, as well as the majority of the board of directors of the Issuer vote to approve such removal. Consequently, the ownership of more than 33-1/3% of the outstanding units by the General Partner and its affiliates would give them the ability to prevent the General Partner’s removal. As of March 31, 2008 the Reporting Person owns a 100% interest in the General Partner and 45.6% of the outstanding units of the Issuer, including a 2% interest through its ownership of the General Partner. Because the Reporting Person controls more than 33-1/3% of the outstanding units of the Issuer, it can prevent the removal of the General Partner.

Moreover, although the unitholders of the Issuer have the same voting rights, should at any time, any person or group, other than the Issuer’s General Partner, its affiliates, their transferees, or persons who acquired such units with the prior approval of the Issuer’s board of directors, own beneficially 5% or more of any class of units then outstanding, any such units owned by such person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to the Issuer’s board of directors, determining the presence of a quorum or for other similar purposes. The voting rights of any such unitholders in excess of 4.9% will be distributed pro rata among the other common unitholders holding less that 4.9% of the voting power of all the classes of units entitled to vote. Thus, given the Reporting Person’s aforementioned interest in the Issuer, including its interest through the General Partner, the Reporting Person has the ability to control the outcome of unitholder votes on certain matters.

Furthermore, the Reporting Person, through its direct control of the General Partner and its indirect control of the Issuer and its subsidiaries, will be able to prevent the Issuer, its subsidiaries and the General Partner from taking certain significant actions without the approval of the Reporting Person. Such actions include:

•	Certain acquisitions, borrowings and capital expenditures by the Issuer, its subsidiaries or the General Partner;

•	Issuances of equity interests in the Issuer or its subsidiaries; and

•	Certain dispositions of equity interests in, or assets of, the Issuer, the General Partner or the Issuer’s subsidiaries.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Partnership Agreement filed as Appendix A to the Issuer’s final prospectus, filed with the Commission pursuant to Rule 424(b)(1) under the Securities Act of 1933, on March 29, 2007 (No. 333-141422), which is incorporated by reference in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)  The Reporting Person beneficially owns 2,007,847 Common Units, representing 12.9% of the outstanding Common Units of the Issuer. In addition, the Reporting Person beneficially owns 8,805,522 subordinated units of the Issuer, representing 100% of the Issuer’s subordinated units, and 496,446 General Partner Units through its ownership of the General Partner. Thus, as of March 31, 2008 the Reporting Person owns 45.6% of the outstanding units of the Issuer, including a 2% interest through its ownership of the General Partner. As described in Item 6 below, under certain circumstances, the subordinated units held by the Reporting Person are convertible into Common Units on a one-for-one basis.

(b)  The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Common Units and subordinated units owned by the Reporting Person.

(c)  Except as described herein, the Reporting Person has not effected any transactions in the Common Units during the past sixty days.

(d)  Except for the cash distribution described in Item 6 below, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Omnibus Agreement

Under the terms of an Omnibus Agreement entered into on, and effective as of, April 3, 2007 (the “Omnibus Agreement”), among the Issuer, the Reporting Person, the General Partner and Capital Product Operating L.L.C. (“OLLC”), among other things:

•
The Reporting Person agreed, and undertook to cause its controlled affiliates (other than the Issuer, the Issuer’s subsidiaries, OLLC and the General Partner) to agree, among other things, not to acquire, own or operate medium range tankers (i.e., any product tanker with a carrying capacity of 30,000-55,000 DWT) under charter for two or more years other than pursuant to certain exceptions enumerated in the Omnibus Agreement.  The Issuer agreed, and undertook to cause its subsidiaries to agree to only acquire, own, operate or charter medium range tankers of two or more years unless certain exceptions enumerated in the Omnibus Agreement apply.

•
The Reporting person granted, and undertook to cause its controlled affiliates (other than the Issuer, the Issuer’s subsidiaries, OLLC and the General Partner) to grant to the Issuer a right of first offer on any proposed sale, transfer or other disposition of any medium range tankers under charter for two or more years it might own, and the Issuer agreed, and undertook to cause its subsidiaries to agree, to grant a similar right of first offer on any proposed sale, transfer or other disposition of any of its medium range tankers and related charters or any non-medium range tankers and related charters owned or acquired by it.

•
The Reporting Person undertook to indemnify the Issuer for a period of five years against certain environmental losses to the extent arising prior to the closing of the Offering and relating to the assets contributed to the Issuer, OLLC and any person controlled by them prior to or on the closing of the Offering.  There is an aggregate cap of US$ 5 million on the indemnity coverage provided by the Reporting Person for such environmental losses.  Also, there is a deductible of US$ 500,000 from such indemnity coverage of the Reporting Person.

•	Also, the Reporting Person agreed to indemnify the Issuer, OLLC and any person controlled by them for losses arising from:

•
Certain defects in title to the assets contributed to the Issuer, OLLC and any person controlled by them and any failure to obtain, prior to the closing of the Offering, certain consents and permits necessary to own and operate such assets, if such losses arise within three years after the closing of the Offering; and

•	Certain income tax liabilities attributable to the operation of the assets contributed to the Issuer, OLLC and any person controlled by them prior to closing of the Offering.

First Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P.

Cash Distributions

Pursuant to the terms of the Partnership Agreement, the Issuer agreed to make minimum quarterly distributions of $0.3750 per Common Unit to the extent the Issuer has sufficient cash from its operations after the establishment of cash reserves and payment of fees and expenses. Also, the Issuer contemplated paying any cash distributions that would be made each quarter to its unitholders in the following manner:

•	First, 98% to the holders of Common Units and 2% to the General Partner, until each Common Unit has received a minimum quarterly distribution of $0.3750 plus any arrearages from prior quarters;

•	Second, 98% to the holders of subordinated units and 2% to the General Partner, until each subordinated unit has received a minimum quarterly distribution of $0.3750; and

•	Third, 98% to all unitholders, pro rata, and 2% to the General Partner, until each unit has received a distribution of $0.4313.

If cash distributions per unit exceeded $0.4313 in any quarter, the General Partner would receive increasing percentages, up to a maximum of 50% of the cash distributed in excess of that amount. These distributions are referred to as “incentive distributions.”

Conversion of Subordinated Units

Pursuant the terms of the Partnership Agreement, in any quarter during the subordination period (i.e., the period subordinated units are outstanding) the subordinated units are entitled to receive the minimum quarterly distribution of $0.3750 only after the Common Units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

The subordination period will extend until the first day of any quarter, beginning after March 31, 2011, that each of the following tests are met:

•
distributions of available cash from Operating Surplus (as defined in the Partnership Agreement) on each of the outstanding Common Units and subordinated units equals or exceeds the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•
the Adjusted Operating Surplus (as defined in the Partnership Agreement) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equals or exceeds the sum of the minimum quarterly distributions on all of the outstanding Common Units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% General Partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the Common Units.

If the unitholders remove the General Partner without cause, the subordination period will end. Thus, upon the occurrence of such an event, the subordination period will end before March 31, 2011.

When the subordination period ends, all remaining subordinated units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.

In addition, the subordination period will automatically terminate and the subordinated units will convert into Common Units on a one-for-one basis if the following tests are met:

•
distributions of available cash from Operating Surplus on each of the outstanding Common Units, subordinated units and General Partner Units equals or exceeds $2.25 (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding the date of determination; and

•
the Adjusted Operating Surplus generated during the four-quarter period immediately preceding the date of determination equals or exceeds the sum of a distribution of $2.25 per unit (150.0% of the annualized minimum quarterly distribution) on all of the outstanding Common Units, subordinated units and General Partner Units on a fully diluted basis; and

•	there are not arrearages in payment of the minimum quarterly distribution on the Common Units.

Call Right

Pursuant to the terms of the Partnership Agreement, if, at any time, the General Partner and its affiliates own more than 80% of the Common Units then outstanding, the General Partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing prices of the Common Units over the consecutive twenty trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest price paid by the General Partner or any of its affiliates for Common Units during the ninety-day period preceding the date such notice is first mailed.

Amended and Restated Limited Liability Company Agreement of Capital Product GP L.L.C.

Under the Amended and Restated Limited Liability Company Agreement of the General Partner dated March 22, 2007, the Reporting Person has the right to exercise the management of the General Partner and appoint and elect its officers.

To the best of the Reporting Party’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

A.  First Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated April 3, 2007 (attached as Appendix A to the Issuer’s final prospectus filed with the Commission pursuant to Rule 424(b)(1) on March 29, 2007 (No. 333-141422) and incorporated by reference herein in its entirety).

B.  Omnibus Agreement among Capital Maritime & Trading Corp., Capital GP L.L.C., Capital Product Operating L.L.C. and Capital Product Partners L.P. dated April 3, 2007 (filed as Exhibit 10.2 to the Issuer’s Registration Statement on Form F-1, filed with the Commission on March 29, 2007 (No. 333-141422) and incorporated by reference herein in its entirety).

C.  Amended and Restated Limited Liability Company Agreement of Capital GP L.L.C. dated March 22, 2007 (filed as Exhibit 3.4 to the Issuer’s Registration Statement on Form F-1, filed with the Commission on March 29, 2007 (No. 333-141422) and incorporated by reference herein in its entirety).

SIGNATURE

Following reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2008

CAPITAL MARITIME & TRADING CORP.
/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Financial Officer

SCHEDULE A

Directors and Executive Officers of the Reporting Person:

Name and Position	Principal Occupation or Employment and Principal Business Address	Citizenship
Gregory J. Timagenis Chairman, Director	Gr. J. Timagenis Law Office 57 Notara Street (8th floor) Piraeus, 18535, Greece	Greece
Evangelos M. Marinakis Director, President and Chief Executive Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece
Ioannis E. Lazaridis Director and Chief Financial Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece
John C. Palios Director	Gr. J. Timagenis Law Office 57 Notara Street (8th floor) Piraeus, 18535, Greece	Greece
Pierre De Demandolx Dedons Director	DPH Conseils 3 Square Lamartine 75116 Paris, France	France
John Xylas Director	Ariston Navigation Corp. 57 Akti Miaouli Piraeus, 18536, Greece	Greece